UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
ANNOUNCEMENT PURSUANT TO RULE 13.09 OF THE LISTING RULES
This announcement is made pursuant to Rule 13.09 of the Listing Rules.
The Board wishes to inform the Shareholders and potential investors that one of the two higher frequency beacon transmitters on the Group’s satellite, Apstar 5, suffers from an anomaly and now the remaining transmitter is normally functioning for Apstar 5. Upon the existing insurance policy expired on 10 July 2009, the Group can only renew the insurance policy subject to an additional specific exclusion clause where any loss, damage or failure caused by or resulting from any anomaly of the beacon transmitter is excluded.
Though the directors believe that the risk of failure of the remaining transmitter is remote, it is anticipated that the Group may suffer in the worst-case scenario approximately HK$671 million (approximately US$86 million) being the carrying amount of Apstar 5, representing 32.9% of the total net assets value of the Group as at 31 December 2008.
Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.
This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
FAULTY BEACON TRANSMITTER OF APSTAR 5
APT Satellite Company Limited (“APT-HK”), a wholly owned subsidiary of APT Satellite Holdings Limited (the “Company”), together with its subsidiaries (the “Group”), holds, by way of lifelong leasehold interest, 31 transponders (21 C band and 10 Ku transponders) of Apstar 5. On 11 May 2009, one of the two beacon transmitters onboard Apstar 5 suffers from an anomaly, which is still under investigation by the satellite manufacturer, Space System/Loral (“SS/L”). As a result of the anomaly, the ground Telemetry, Tracking and Control System is unable to receive the satellite telemetry signal from this abnormal beacon transmitter. However, as each of the two beacon transmitters onboard Apstar 5 is independent of the other and Apstar 5 is capable of fully-operating solely on one beacon transmitter, Apstar 5 continues to fully-function and operates under normal conditions on the basis of the remaining beacon transmitter. SS/L is still actively endeavoring to identify the root cause and correct the anomaly and will provide its full investigation report (the “Investigation Report”) to the Group once it completes its investigation.

THE EXCLUSION CLAUSE IN NEW INSURANCE POLICY
As a risk control policy, the Group, on an annual renewal basis, takes out a satellite in-orbit insurance policy to cover the total or partial loss of Apstar 5. The sum insured in the insurance policy is generally up to the amount of the average net asset value of the remaining transponders of Apstar 5. Apstar 5’s existing one-year insurance policy expires on 10 July 2009 but is renewable. However, as a result of Apstar 5’s unresolved faulty beacon transmitter, the Group was only able to renew its insurance policy subject to an additional specific exclusion clause where any loss, damage or failure caused by or resulting from any anomaly of the beacon transmitters is exclued (the “Exclusion Clause”). The insurance companies may review the Exclusion Clause upon completion of the Investigation Report but there is no guarantee that the Exclusion Clause will be removed.
IMPACT OF THE EXCLUSION CLAUSE
According to industry information, more than 100 similar beacon transmitters have been installed in in-orbit satellites, none of which has suffered a similar anomaly. The directors believe that the risk of failure of the second beacon transmitter in Apstar 5 is remote. As of the date of this announcement, however, due to the limited amount of information and data, it is uncertain whether or not the root cause of Apstar 5’s faulty beacon transmitter can be identified, the Investigation Report can be released by SS/L as requested by APT-HK or the insurance companies will remove the Exclusion Clause after reviewing the Investigation Report. In the unlikely event that Apstar 5 suffers from any loss as a result of anomalies arising from both beacon transmitters (and not simply one beacon transmitter) are failed which is expressly excluded from insurance by the Exclusion Clause, it is anticipated that the uninsured loss or damage that the Group may suffer in the worst-case scenario would be approximately HK$671 million (equal to US$86 million) being the carrying amount of the concerned asset representing 32.9% of the total net assets value of the Group as at 31 December 2008.
Shareholders and potential investors are, therefore, advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Dr. Brian Lo
Company Secretary

Hong Kong, 10 July 2009
The directors of the Company as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong, Wu Jinfeng and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 13, 2009.

APT Satellite Holdings Limited
By	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President